August 20, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Protalix BioTherapeutics, Inc.
Registration Statement on Form S-3

File No. 333-286802

To whom it may concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Protalix BioTherapeutics, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated by the Securities and Exchange Commission to 4:00 p.m. Eastern Time on August 22, 2025, or as soon as practicable thereafter.

The Company requests that we be notified of such effectiveness by a telephone call to Brian Hirshberg of Mayer Brown LLP at +1 (212) 506-2176.

Very truly yours,

Protalix BioTherapeutics, Inc.

By:	/s/ Eyal Rubin
	Name:	Eyal Rubin
	Title:	Sr. Vice President and Chief Financial Officer

cc:	Dror Bashan
Protalix BioTherapeutics, Inc.

Brian Hirshberg
Mayer Brown LLP